UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FEBRUARY 1, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Celldex Therapeutics, Inc.

File No. 000-15006- CF#26168

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Celldex Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 12, 2010, as amended.

Based on representations by Celldex Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through December 23, 2020
Exhibit 10.11	through December 23, 2020
Exhibit 10.12	through January 7, 2018
Exhibit 10.13	through December 23, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel S. Greenspan
Special Counsel